UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  April 21, 2006                      /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

--------------------------------------------------------------------------------



                             TUMI RESOURCES LIMITED

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                           DECEMBER 31, 2005 AND 2004



--------------------------------------------------------------------------------

                                              [GRAPHIC OMITTED][GRAPHIC OMITTED]
                                                 Omitted graphic- company logo

                                                                             D&H
                                                                           group
                                                                       Chartered
                                                                     Accountants

AUDITORS' REPORT


To the Shareholders of
Tumi Resources Limited


We have audited the consolidated balance sheets of Tumi Resources Limited as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

On March 30, 2006 we reported separately to the shareholders of Tumi Resources Limited on consolidated financial statements as at December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) which include a reconciliation to United States generally accepted accounting principles.




Vancouver, B.C.                                   /s/ D&H GROUP LLP
March 30, 2006                                  CHARTERED ACCOUNTANTS






                                  D&H Group LLP
              A B.C. LIMITED LIABILITY PARTNERSHIP OF CORPORATIONS
                         member of BHD Association with
              affiliated offices across Canada and Internationally
             10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1
            www.dhgroup.ca |_| F (604) 731-9923 |_| T (604) 731-5881

                             TUMI RESOURCES LIMITED
                           CONSOLIDATED BALANCE SHEETS
                                AS AT DECEMBER 31




                                                       2005            2004
                                                         $               $

                                   A S S E T S


CURRENT ASSETS

Cash and cash equivalents                               996,234       2,218,301
Amounts receivable and prepaids                         104,785         101,091
                                                   ------------    ------------
                                                      1,101,019       2,319,392

PROPERTY AND EQUIPMENT (Note 3)                         161,037         175,869

MINERAL RESOURCE INTERESTS (Note 4)                     889,870       2,954,918
                                                   ------------    ------------
                                                      2,151,926       5,450,179
                                                   ============    ============


                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 46,769          60,430
                                                   ------------    ------------


                      S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 5)                                8,114,653       8,070,761

CONTRIBUTED SURPLUS (Note 7)                            800,068         658,984

DEFICIT                                              (6,809,564)     (3,339,996)
                                                   ------------    ------------
                                                      2,105,157       5,389,749
                                                   ------------    ------------
                                                      2,150,926       5,450,179
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 13)


APPROVED BY THE DIRECTORS

/s/ DAVID HENSTRIDGE   , Director
----------------------

/s/ NICK DEMARE        , Director
----------------------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             TUMI RESOURCES LIMITED
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                         FOR THE YEARS ENDED DECEMBER 31




                                                       2005            2004
                                                         $               $
EXPENSES

Accounting and administration                            22,095          25,130
Amortization                                             10,022           5,011
Audit                                                    34,576          31,007
Consulting                                               35,174          50,853
Corporate development                                     6,792          35,603
General exploration                                      61,047               -
Investment conferences                                    8,563          16,401
Investor relations                                       35,750          27,250
Legal                                                     8,324          27,490
Management fees                                          53,247          31,800
Office                                                   23,406          49,401
Regulatory                                                8,005          10,895
Rent                                                      5,400           5,400
Salaries and benefits                                    29,862          27,197
Shareholder costs                                         7,555          21,774
Stock-based compensation                                141,084         417,441
Transfer agent                                            6,167          12,894
Travel and related                                       66,062         127,001
                                                   ------------    ------------
                                                        563,131         922,548
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                                (563,131)       (922,548)
                                                   ------------    ------------
OTHER ITEMS

Provision on amounts receivable                         (17,692)              -
Write-off of equipment                                   (4,863)         (7,347)
Interest and other income                                39,837          41,932
Write-off of mineral resource interests              (2,926,030)     (1,355,052)
Foreign exchange                                          2,311        (103,626)
Recovery of costs                                             -          31,592
                                                   ------------    ------------
                                                     (2,906,437)     (1,392,501)
                                                   ------------    ------------
NET LOSS FOR THE YEAR                                (3,469,568)     (2,315,049)

DEFICIT - BEGINNING OF YEAR                          (3,339,996)     (1,024,947)
                                                   ------------    ------------
DEFICIT - END OF YEAR                                (6,809,564)     (3,339,996)
                                                   ============    ============



LOSS PER COMMON SHARE - BASIC AND DILUTED                $(0.19)         ($0.14)
                                                   ============    ============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
    OUTSTANDING - BASIC AND DILUTED                  18,457,301      16,535,570
                                                   ============    ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             TUMI RESOURCES LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         FOR THE YEARS ENDED DECEMBER 31



                                                       2005            2004
                                                         $               $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                (3,469,568)     (2,315,049)
Adjustments for items not involving cash
    Stock-based compensation                            141,084         417,441
    Amortization                                         10,022           5,011
    Provision on amounts receivable                      17,692               -
    Write-off of mineral resource interests           2,926,030       1,355,052
    Write-off of equipment                                4,863           7,347
                                                   ------------    ------------
                                                       (369,877)       (530,198)
Increase in amounts receivable and prepaids             (21,386)        (29,224)
Decrease in accounts payable and
    accrued liabilities                                 (13,661)        (78,423)
                                                   ------------    ------------
                                                       (404,924)       (637,845)
                                                   ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral resource interests             (851,469)     (1,860,369)
Additions to property and equipment                      (5,004)       (184,915)
                                                   ------------    ------------
                                                       (856,473)     (2,045,284)
                                                   ------------    ------------
FINANCING ACTIVITY

Issuance of common shares                                39,330       1,627,993
                                                   ------------    ------------
DECREASE IN CASH AND CASH
    EQUIVALENTS - DURING THE YEAR                    (1,222,067)     (1,055,136)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR         2,218,301       3,273,437
                                                   ------------    ------------
CASH AND CASH EQUIVALENTS - END OF YEAR                 996,234       2,218,301
                                                   ============    ============


CASH AND CASH EQUIVALENTS IS COMPRISED OF:

Cash                                                    346,234         718,301
Term deposit                                            650,000       1,500,000
                                                   ------------    ------------
                                                        996,234       2,218,301
                                                   ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION - Note 11





              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             TUMI RESOURCES LIMITED
               CONSOLIDATED SCHEDULE OF MINERAL RESOURCE INTERESTS
                         FOR THE YEARS ENDED DECEMBER 31




                                                                 2005                                      2004
                                 --------------------------------------------------------------------  -----------
                                                 MEXICO                       SWEDEN
                                 ---------------------------------------   -----------
                                    CINCO          SAN           LA         BERGSLAGEN
                                    MINAS         JORGE         TRINI        DISTRICT       TOTAL         TOTAL
                                      $             $             $             $             $             $


BALANCE, BEGINNING OF YEAR         2,830,163       124,755             -             -     2,954,918     1,564,937
                                 -----------   -----------   -----------   -----------   -----------   -----------
COSTS INCURRED DURING THE YEAR

    EXPLORATION
     Amortization                      1,503             -         3,448             -         4,951         8,164
     Assays                                -             -        39,127             -        39,127        58,835
     Assay preparation                     -             -             -             -             -        14,102
     Camp costs                        4,077             -             -             -         4,077        56,661
     Drilling                              -             -        86,974             -        86,974       130,102
     Environmental                         -             -         7,460             -         7,460        21,961
     Equipment rental                      -             -        22,941             -        22,941             -
     Exploration office costs          5,234             -       128,230             -       133,464        89,438
     Geological                       52,527             -       252,059             -       304,586       448,094
     Geophysical                           -             -        19,486             -        19,486        21,972
     Legal                                 -             -        18,092             -        18,092             -
     Mine rights                           -             -             -             -             -       111,095
     Scoping study                         -             -             -             -             -        29,903
     Site access                           -             -             -             -             -       144,481
     Supplies                              -             -         7,188             -         7,188             -
     Topography                            -             -           897             -           897        16,721
     Travel                                -             -        14,192             -        14,192        46,417
     Wages                                 -             -             -             -             -       153,926
     Water study                           -             -             -             -             -         5,884
                                 -----------   -----------   -----------   -----------   -----------   -----------
                                      63,341             -       600,094             -       663,435     1,357,756
                                 -----------   -----------   -----------   -----------   -----------   -----------
    ACQUISITION
     Staking and related costs             -             -             -        36,859        36,859             -
     Cash payments                    32,526             -       123,600             -       156,126       510,777
     Issuance of shares                    -             -         4,562             -         4,562       876,500
                                 -----------   -----------   -----------   -----------   -----------   -----------
                                      32,526             -       128,162        36,859       197,547     1,387,277
                                 -----------   -----------   -----------   -----------   -----------   -----------
                                      95,867             -       728,256        36,859       860,982     2,745,033
                                 -----------   -----------   -----------   -----------   -----------   -----------
BALANCE BEFORE WRITE-OFFS          2,926,030       124,755       728,256        36,859     3,815,900     4,309,970
WRITE-OFFS                        (2,926,030)            -             -             -    (2,926,030)   (1,355,052)
                                 -----------   -----------   -----------   -----------   -----------   -----------
BALANCE, END OF YEAR                       -       124,755       728,256        36,859       889,870     2,954,918
                                 ===========   ===========   ===========   ===========   ===========   ===========





              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004



1.       NATURE OF OPERATIONS

         Tumi Resources Limited (the "Company") is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties. The Company's significant mineral interests are located in Mexico. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral resource interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral resource interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These   consolidated   financial   statements  have  been  prepared  by
         management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

         The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, TMXI Resources S.A. de C.V. (Mexico) and Kay Metals Ltd. and its 60% owned subsidiary, Compania Minera Cinco Minas S.A. de C.V. (Mexico). Intercompany balances and transactions are eliminated on consolidation.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates.

         CASH EQUIVALENTS

         Cash equivalents include a highly liquid term deposit.

         UNPROVEN MINERAL INTERESTS

         Unproven mineral interests costs and exploration, development and field support costs directly relating to mineral interests are deferred until the interests to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the mineral interest is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific mineral interest are expensed as incurred.

         On a periodic basis, management reviews the carrying values of deferred unproven mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         Although the Company has taken steps to verify title to the unproven mineral interests, according to the usual industry standards for the stage of exploration of such mineral interests, these procedures do not guarantee the Company's title. Such mineral interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of mineral interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interest costs or recoveries when the payments are made or received.

         PROPERTY AND EQUIPMENT

         Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, generally at a rate of 5% for the condominium and 20% for office equipment, vehicles and field equipment.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As at December 31, 2005, the Company does not have any asset retirement obligations.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

         TRANSLATION OF FOREIGN CURRENCIES

         Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at appropriate transaction date rates except for amortization, depreciation and depletion, which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

         STOCK-BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         INCOME TAXES

         Future income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change is substantively enacted. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         EARNINGS (LOSS) PER SHARE

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.


3.       PROPERTY AND EQUIPMENT

                                                       2005            2004
                                                         $               $

         Condominium                                    132,840         132,840
         Office furniture and equipment                  21,899          21,377
         Vehicles                                        34,412          35,870
                                                   ------------    ------------
                                                        189,151         190,087
         Less accumulated amortization                  (28,114)        (14,218)
                                                   ------------    ------------
                                                        161,037         175,869
                                                   ============    ============


4.       MINERAL RESOURCE INTERESTS

                              -----------------------------------------  ------------------------------------------
                                                2005                                        2004
                              -----------------------------------------  ------------------------------------------
                              ACQUISITION    EXPLORATION                  ACQUISITION   EXPLORATION
                                 COSTS      EXPENDITURES      TOTAL          COSTS      EXPENDITURES      TOTAL
                                   $              $             $              $             $              $

         La Trini (a)              128,162        600,094       728,256              -             -              -
         San Jorge (b)             124,755              -       124,755        124,755             -        124,755
         Cinco Minas (c)                 -              -             -      1,047,643     1,782,520      2,830,163
         Bergslagen (d)             36,859              -        36,859              -             -              -
                              ------------   ------------   -----------   ------------   -----------   ------------
                                   289,776        600,094       889,870      1,172,398     1,782,520      2,954,918
                              ============   ============   ===========   ============   ===========   ============

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004



4.       MINERAL RESOURCE INTERESTS (continued)

         a)       La Trini, Mexico

                  By agreement dated January 19, 2005, the Company acquired the rights to acquire a 100% interest in the La Trini and Mololoa mineral claims ("La Trini Project"). The La Trini Project totals 356 hectares and is located in the Jalisco silver belt approximately 100 kilometres northwest of Guadalajara, Jalisco State, Mexico. In order to acquire its 100% interest, the Company must make option payments totalling US $500,000, as follows:

                           OPTION          DUE DATE
                           PAYMENT
                            US $
                           100,000         March 23, 2005
                           200,000         March 23, 2006
                           200,000         March 23, 2007
                        ----------
                           500,000
                        ==========

                  The Company has also agreed to pay a finder's fee of 3.75% on option payments made, payable in common shares of the Company.

                  As of December 31, 2005, the Company has made the initial US $100,000 option payment and issued 9,310 common shares, at a fair value of $4,562. On March 23, 2006, the Company made a further US $200,000 option payment and issued 17,832 common shares, at a fair value of $8,738.

                  The vendor has retained a 1% NSR and the Company has the right to reduce the NSR to 0.5% through a cash payment of US $1,000,000.

         b)       San Jorge, Mexico

                  By agreement dated August 16, 2004, the Company purchased two mineral concessions, covering approximately 3,919 hectares, located in Zacatecas State, Mexico. Under the purchase agreement the Company paid $58,755 and issued 60,000 common shares of the Company, at a fair value of $66,000.

         c)       Cinco Minas, Mexico

                  The Company held an option to earn a 60% interest in mineral claims covering approximately 600 hectares, located in Jalisco State, Mexico, in consideration of US $50,000 cash (paid), conducting exploration expenditures and making underlying property payments totalling US $2.5 million and issuing 1.1 million common shares (600,000 shares issued) over a six year period. Based on the results of the exploration activities conducted during the 2005 fiscal year, the Company determined to withdraw from the option agreement and wrote-off $2,926,030 of acquisition and exploration costs relating to the prospect.

         d)       Bergslagen District, Sweden

                  During the 2005 fiscal year, the Company acquired, through staking, mineral concessions in Sweden. As at December 31, 2005, the Company has staked eight exploration projects covering approximately 4,377 hectares, located in the Bergslagen District in south-central Sweden.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004



5.       SHARE CAPITAL

         Authorized:  unlimited common shares with no par value

         Issued or allotted:                                   2005                            2004
                                                   ----------------------------    ----------------------------
                                                      SHARES           AMOUNT         SHARES           AMOUNT
                                                                         $                               $

         Balance, beginning of year                  18,371,060       8,070,761      14,451,200       5,529,478
                                                   ------------    ------------    ------------    ------------
         Issued during the year
         For cash
              - exercise of options                     171,000          39,330         158,000          72,600
              - exercise of warrants                          -               -       2,951,860       1,555,393
         For mineral properties (Note 4(a))               9,310           4,562         810,000         876,500
         Reallocation from contributed surplus
              on exercise of options                          -               -               -          36,790
                                                   ------------    ------------    ------------    ------------
                                                        180,310          43,892       3,919,860       2,541,283
                                                   ------------    ------------    ------------    ------------
         Balance, end of year                        18,551,370       8,114,653      18,371,060       8,070,761
                                                   ============    ============    ============    ============

         (a) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at December 31, 2005 and 2004 and the changes for the years ending on those dates is as follows:
                                                       2005            2004

                  Balance, beginning of year          3,918,640       6,870,500
                  Exercised                                   -      (2,951,860)
                  Expired                            (3,918,640)              -
                                                   ------------    ------------
                  Balance, end of year                        -       3,918,640
                                                   ============   =============

         (b)      See also Note 13.


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.

         During the 2005 fiscal year, the Company granted 1,151,600 (2004 - 763,000) stock options to the Company's employees, directors and consultants and recorded compensation expense of $141,084 (2004 - $417,441).

         The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the 2005 and 2004 fiscal years:

                                             2005                    2004

         Risk-free interest rate        2.55% - 2.97%            1.18% - 2.89%
         Estimated volatility             76% - 79%                73% - 86 %
         Expected life              0.25 year - 1.5 years          1.5 years
         Expected dividend yield              0%                       0%

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the year to the Company's employees, directors and consultants was $0.12 (2004 - $0.55) per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

         A summary of the Company's outstanding stock options at December 31, 2005 and 2004 and the changes for the years ending on those dates is as follows:

                                                                2005                              2004
                                                   -----------------------------    ------------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                      OPTIONS        EXERCISE         OPTIONS        EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                                         $                               $

         Balance, beginning of year                   1,273,400         0.81            898,400         0.47
         Granted                                      1,151,600         0.47            763,000         1.05
         Exercised                                     (171,000)        0.23           (158,000)        0.46
         Cancelled / expired                           (902,400)        0.97           (230,000)        0.53
                                                   ------------                    -----------
         Balance, end of year                         1,351,600         0.49          1,273,400         0.81
                                                   ============                    ============

         The following table summarizes information about the stock options outstanding and exercisable at December 31, 2005:

             NUMBER           NUMBER            EXERCISE
          OUTSTANDING      EXERCISABLE            PRICE        EXPIRY DATE
                                                    $

              200,000          200,000             0.57        January 14, 2006
              980,600          880,600             0.50        April 8, 2008
              171,000          171,000             0.30        July 20, 2008
         ------------     ------------
            1,351,600        1,251,600
         ============     ============


7.       CONTRIBUTED SURPLUS

                                                       2005            2004
                                                         $               $

         Balance, beginning of year                     658,984         278,333
              Stock-based compensation (Note 6)         141,084         417,441
              Stock options exercised                         -         (36,790)
                                                   ------------    ------------
         Balance, end of year                           800,068         658,984
                                                   ============    ============

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004



8.       INCOME TAXES

         Future income tax assets and liabilities of the Company as at December 31, 2005 and 2004 are as follows:

                                                       2005            2004
                                                         $               $

         Future income tax assets (liabilities)
              Losses carried forward                  1,256,000         649,000
              Share issue costs                          49,000          75,000
              Mineral resource interests                570,000        (234,000)
                                                   ------------    ------------
                                                      1,875,000         490,000
         Valuation allowance                         (1,875,000)       (490,000)
                                                   ------------    ------------
         Net future income tax asset                          -               -
                                                   ============    ============


         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                                       2005            2004
                                                                         $               $

         Income tax rate reconciliation
         Combined federal and provincial income tax rate               34.9%           35.6%
                                                                   ============    ============

         Expected income tax recovery                                 (1,209,800)      (824,200)
         Foreign income tax rate differences                              10,800         37,000
         Deductible mineral resource interests cost additions           (191,000)      (464,400)
         Other                                                             3,700         61,100
         Non-deductible stock-based compensation                          49,200        148,600
         Write-off of mineral resource interests                         373,200        343,800
         Unrecognized benefit of income tax losses                       963,900        698,100
                                                                   -------------   ------------
         Actual income tax recovery                                            -              -
                                                                   =============   ============

         As at December 31, 2005, the Company has accumulated non-capital losses and accumulated resource pools for Canadian income tax purposes of approximately $1.6 million, expiring from 2007 to 2015, and for Mexican income tax purposes of approximately $2.1 million, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements as there is no reasonable assurance such benefits will be realized.


9.       RELATED PARTY TRANSACTIONS

         During the 2005 fiscal year, the Company:

         i)       incurred   $29,145  (2004  -  $43,030)  for  office  rent  and
                  accounting, management and administration services provided by private corporations owned by a director of the Company;

         ii) incurred $79,000 (2004 - $72,000) for management services provided by the President of the Company. Of this amount, $25,753 (2004 - $40,200) has been capitalized as geological costs in mineral resource interests and $53,247 (2004 $31,800) expensed as management fees; and

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004



9.       RELATED PARTY TRANSACTIONS (continued)

         iii) received $7,235 (US $6,000) other income from Tinka Resources Limited ("Tinka"), for rental of its condominium in Peru, and was reimbursed $17,800 for shared office personnel from Tinka and Mawson Resources Limited ("Mawson"). Tinka and Mawson are public companies with certain directors in common.

         Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.


10.      SEGMENTED INFORMATION

         During the 2005 and 2004 fiscal years, the Company was primarily involved in mineral exploration and development activities in Mexico. The Company also owns a condominium in Peru and minor mineral interests in Sweden. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results during fiscal 2005 and 2004.

         The Company's total assets are segmented geographically as follows:

                                       ----------------------------------------------------------------------------
                                                                           2005
                                       ----------------------------------------------------------------------------
                                          CANADA          MEXICO           PERU           SWEDEN           TOTAL
                                             $               $               $               $               $

         Current assets                   1,015,868          85,151               -               -       1,101,019
         Property and equipment              11,826          26,334         122,877               -         161,037
         Mineral resource interests               -         853,011               -          36,859         889,870
                                       ------------    ------------    ------------    ------------    ------------
                                          1,027,694         964,496         122,877          36,859       2,151,926
                                       ============    ============    ============    ============    ============

                                                      -------------------------------------------------------------
                                                                                  2004
                                                      -------------------------------------------------------------
                                                         CANADA            PERU           MEXICO           TOTAL
                                                            $                $               $               $

         Current assets                                   2,211,488               -         107,904       2,319,392
         Property and equipment                              15,206         132,840          27,823         175,869
         Mineral resource interests                               -               -       2,954,918       2,954,918
                                                       ------------    ------------    ------------    ------------
                                                          2,226,694         132,840       3,090,645       5,450,179
                                                       ============    ============    ============    ============


11.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                       2005            2004
                                                         $               $
         Investing activity

         Expenditures on mineral resource interests      (4,562)       (876,500)
                                                   ============    ============

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004


11.      SUPPLEMENTARY CASH FLOW INFORMATION (continued)

                                                       2005            2004
                                                         $               $

         Financing activities

         Shares issued for mineral
              resource interests                          4,562         876,500
         Shares issued on exercise of options                 -          36,790
         Contributed surplus                                  -         (36,790)
                                                   ------------    ------------
                                                          4,562         876,500
                                                   ============    ============

         Other supplementary cash flow information:
                                                       2005            2004
                                                         $               $

         Interest paid in cash                                -               -
                                                   ============    ============
         Income taxes paid in cash                            -               -
                                                   ============    ============


12.      FINANCIAL INSTRUMENTS

         Financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities.

         (a)      Concentration of Credit Risk

                  Financial instruments that potentially subject the Company to a significant concentration of credit risk are cash and cash equivalents and amounts receivable. The maximum potential loss on all financial instruments is equal to the carry amount of these items.

         (b)      Fair value of financial instruments

                  The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities are believed to equal their carry value due to their short terms to maturity.


13.      SUBSEQUENT EVENTS

         (a) On January 16, 2006, the Company granted stock options to its directors and consultants to purchase 548,000 common shares at $0.50 per share, expiring on January 16, 2009.

         (b)      See also Note 4(a).

                             TUMI RESOURCES LIMITED

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED DECEMBER 31, 2005



BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at April 21, 2006 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2005 and 2004 of Tumi Resources Limited (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

COMPANY OVERVIEW

The Company is a junior mineral exploration company primarily engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Sweden with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange ("TSXV") under the symbol "TM", on the Frankfurt Exchange under the symbol "TUY" and on the
Over-the-Counter Bulletin Board under the symbol "TUMIF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS UPDATE

LA TRINI AND MOLOLOA, MEXICO

The Company has signed, through its 100% owned Mexican subsidiary TMXI Resources S.A. de C.V. (TMXI), a Letter Agreement (LA) for the right to acquire 100% interest in La Trini and Mololoa mineral properties (the "Claims") from a private owner. The Claims total 356 hectares and are located in the Jalisco silver belt about 100 kilometres northwest of Guadalajara, Jalisco State, Mexico.

In order for the Company to acquire its 100% interest, the Company must make option payments totalling US $500,000 over a two year term. There is a finder's fee of 3.75% payable over the two-year term of the LA. The vendor has retained a 1% NSR and the Company has the exclusive right, at its own discretion, to reduce this NSR to 0.5% through a cash payment of US $1,000,000. As at December 31, 2005, the Company had paid US $100,000 as the initial fee to the vendor and had issued 9,310 common shares as the initial finder's fee. Subsequently to the year-end, on the first anniversary of the execution of the LA, the Company paid a further US $200,000 to the vendor and issued 17,832 common shares pursuant to the finder's fee.

At La Trini a historical resource estimate was made in 1980 by Pincock, Allen & Holt Inc. (PAH) an independent engineering consultancy firm. The resource estimate was based on the results from 26 diamond drill holes undertaken on behalf of NL Industries Inc. The estimate was calculated using vertical cross-sections constructed through the mineralized blocks at a spacing of 45 metres. Using a 2 metre minimum thickness at a cut-off grade of 32 g/t silver and a tonnage factor of 2.7 mt/cub.m, a resource of 1,262,000 tonnes at a grade of 125 g/t silver and 1.24 g/t gold was calculated. Using the same calculation parameters with a cut-off grade of 125 g/t silver, the resource calculation gave 527,000 tonnes at a grade of 217 g/t silver and 2.5 g/t gold. Although PAH categorized these tonnes as reserves, the calculations are conceptual and insufficient exploration has been completed to define a NI 43-101 compliant mineral resource on the property. PAH identified two areas of concern namely the wide spaced drilling and poor core recovery in places through the mineralized intervals, giving rise to uncertainties in the grade and continuity of mineralization. The historical drilling did not delimit the margins of the silver/gold mineralization.

In May 2005, the Company completed the first phase program of remapping and sampling of surface outcrops and channel sampling of all accessible underground workings. A total of 89 surface samples were taken from 23 sites along 340 metres of strike length of the mineralized zone. The samples ranged from 1.1 metres to 3.8 metres, but most were 3 metres in length and included 12.3 m averaging 3 g/t gold and 154 g/t silver and 6.25m averaging 8.7 g/t gold and 179 g/t silver.

Two adits, about 40 metres vertically apart, were also reconditioned, and 110 channel samples were taken. Samples ranged from 1.05 metres to 2.6 metres but most samples were 2 metres wide. The results of the underground channel sampling program included 14.25 m averaging 0.6 g/t gold and 564 g/t silver and 4m averaging 11.7 g/t gold and 248 g/t silver.

In June 2005, in order to determine the extent of the silver-gold mineralization, a geochemical survey was completed on a grid measuring about 1,400 metres by 500 metres and centered on La Trini. A total of 383 samples were taken at 25 metre intervals along the grid. The samples were prepared by GM LACME Laboratory, Guadalajara, Mexico, and were submitted for analyses at IPL International Plasma Labs in Vancouver, Canada.

Centered over the main La Trini showings exist coincident and strongly anomalous lead, silver, arsenic and barium in soil and rock chip anomalies over about 500 metres strike length by 100 metres to 150 metres width. Also, moderately anomalous zinc and copper anomalies coincide with the above. Further mapping in the underground workings has identified fine grained galena (lead sulphide) and sphalerite (zinc sulphide) along with the disseminated pyrite and argentite (silver sulphide) reported previously. Copper oxides were observed locally. The soil anomalies remain open to the west.

In August 2005, the Company finalized an initial drill program at La Trini. The reverse circulation ("RC") drill program consisted of 15 drill holes to target the core anomalous zone along a strike length of 200 metres and centered on the anomalous geochemistry and underground workings. The drill holes ranged in depth from 48 metres to 148 metres and totaled 1,344 metres with results including
18.3 metres averaging 3.1 g/t Au and 150 g/t Ag in TRRC6.

The surface, underground and drill evidence suggests that the rhyolite porphyry, hosting the disseminated silver-gold mineralization, is an intrusion rather than a volcanic. The entire rhyolite extent therefore remains an exploration target.

Also in August 2005, the Company retained Ion Exploracion Geofisica of Hermosillo, Mexico, to undertake an induced polarization and resistivity survey (the "Survey") at La Trini silver-gold project. The Survey consisted of ten line-kilometres covering an area of about 1,400 metres X 600 metres and was being performed on the existing north-south grid lines, centered on the known La Trini mineralization.

The Survey disclosed an extensive zone of chargeability and resistivity anomalies roughly parallel to the projection of the rhyolite porphyry which hosts the mineralization. Several large and strong chargeability anomalies with coincident surface geochemical anomalies were defined in the Survey outside of the drilled area and will be tested in the next drill program.

Between December 2005 and early February 2006, the control grid was extended a further 700 m west of the drilled area. This grid was used for soil/rock chip sampling and geological mapping. The results of the geochemical survey demonstrated that the zone continues to the west with coincident and strongly anomalous copper and arsenic and moderately anomalous silver, barium and zinc in soils directly above the sub-cropping rhyolite unit. This expands the zone of interest of the mineralized rhyolite unit to in excess of 1.5 km.

Platforms for up to 24 additional drill sites have also been constructed. Eleven holes are planned to further define the known resource at the main La Trini area, six holes will test the western grid extension, and the remaining seven holes will test geological, geochemical and geophysical targets north and east of the main La Trini zone. This program will be undertaken as soon as the Company can secure an RC drill rig in Mexico.

BERGSLAGEN DISTRICT, SWEDEN

The Bergslagen district lies immediately to the north-west of Stockholm and covers an area of approximately 200 kms east-west by 150 kms north-south. The district is underlain by volcanics and sediments which are more than 2 billion years old. Bergslagen is a highly mineralized district and one of the most important ore districts in Europe, containing deposits of iron, manganese, base-metal and silver sulphides.

The Bergslagen district is host to the well known historic and current mines Sala, Falun, Garpenberg and Zinkgruvan.

In recent months, the Company has been active in staking numerous silver projects in the Bergslagen district. During the year-end December 31, 2005, the Company came across technical documentation respecting the historic Sala Silver Mine ("Sala"). The Company's research indicated the ground was open and the Company staked the Sala mine totalling 2,432.74 hectares. Sala was mined sporadically from the early part of the Sixteenth Century until the early part of the Twentieth Century and is known to have produced some of the richest silver ores in the world. It was reported in 1879 that the ore contained up to 7,000 g/t of silver and was sent directly to the smelting house.

Sala lies within the Early Proterozoic Baltic Shield comprising metasedimentary to metavolcanic units that have been intruded by early plutonic rocks ranging from gabbros to granites. Within the Sala area, the metavolcanics are dominated by felsic volcanic breccias, mafic volcanics, sandstones and siltstones which grade upwards into a 300m thick dolomitic marble which hosts the Sala Ag-Zn-Pb ore. The ore zone strikes obliquely across the main trend of the dolomite and has a sub-vertical dip and a plunge of 30 to 40 degrees to the NW. The width of mineralization is estimated at 80m to 100m and length at 700m. Recorded mineralization includes argentiferous galena, sphalerite, small amounts of pyrite, pyrrhotite and chalcopyrite and rare occurrences of silver and mercury minerals. The galena at Sala is extremely rich in silver containing on average
0.15 - 1% Ag.

A paper in Economic Geology by Allen, et al, (1996) cites the mined resource at Sala was 5 million tonnes with a grade ranging from 150 g/t to > 3,000 g/t Ag, 12% Zn and 1 to 2% Pb and therefore it is likely that >200 million ozs of silver were recovered from Sala. Mining records show that Sala was mined to a depth of about 300m and the mining plans and sections show that the mineralization remains open at depth. There also exist the possibilities for both strike extensions and repetitions in section as shown by exploration done between 1939 and 1962 that resulted in the discovery of a new zone 600m north of the main Sala orebody containing 171,000 tons grading 350 g/t Ag, 4.2% Pb and 2% Zn. It has been recorded that Johnson & Co., who mined this new zone, also discovered and delineated an additional 200,000 tons grading 90 to 100 g/t Ag, 1.3% Pb and 6% Zn.

The resource estimates quoted in this news release are based on a research paper in Economic Geology by Allen et. al. (Vol. 91, 1996, pp 979-1005). The mined resource was calculated using a reconciliation of old mining records. These data are historical in nature and were compiled prior to the implementation of NI 43-101 reporting standards. The Company has not completed sufficient exploration to verify the estimates and is not treating them as National Instrument defined resources or reserves verified by a qualified person and the historical estimate should not be relied upon. The Company does not have, and is not aware of, any more recent resource estimates which conform to the standards laid out in National Instrument 43-101.

Also during the year ended December 31, 2005, the Company staked an additional 1,944.57 hectares (7 claims) in the Bergslagen District, including the Hallefors Mine, which area is known to have produced in excess of 480,000 ozs of silver, ranking it the second largest silver producer in Sweden behind the Sala Mine.

Subsequent to the Company's year-end, the Company continued to pursue more silver projects in the Bergslagen district and has now staked an additional 6 silver projects in the district.

The Company is in the process of obtaining the historical records of all these silver projects and will initially focus on the Sala and Hallefors historic mines.

The qualified person for all of the Company's projects is David Henstridge, a member of the Australian Institute of Mining and Metallurgy and a fellow of the Australian Institute of Geoscientists.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

                                                   --------------------------------------------
                                                             YEARS ENDED DECEMBER 31,
                                                   --------------------------------------------
                                                       2005            2004            2003
                                                         $               $               $
                                                   ------------    ------------    ------------

OPERATIONS:

Revenues                                                    Nil             Nil             Nil
Expenses                                               (563,131)       (922,548)       (724,720)
Other income (expenses)                              (2,906,437)     (1,392,501)        (35,684)
Net Income (loss)                                    (3,469,568)     (2,315,049)       (760,404)
Basic and diluted income (loss) per share                 (0.19)          (0.14)          (0.09)
Dividends per share                                         Nil             Nil             Nil

BALANCE SHEET:

Working capital                                       1,054,250       2,258,962       3,206,451
Total assets                                          2,151,926       5,450,179       4,921,717
Total long-term liabilities                                 Nil             Nil             Nil


The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.


                            --------------------------------------------------  --------------------------------------------------
                                                   2005                                                2004
                            --------------------------------------------------  --------------------------------------------------
                              DEC. 31      SEP. 30      JUN. 30      MAR. 31      DEC. 31      SEP. 30      JUN. 30      MAR. 31
                                 $            $            $            $            $            $            $            $
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

OPERATIONS:
Revenues                            Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                       (132,873)    (145,689)    (119,661)    (164,908)    (132,504)    (181,729)    (145,033)    (463,282)
Other income (expenses)         (43,900)       7,026       10,687   (2,880,250)  (1,303,796)      (3,130)     (97,187)      11,792
Net income (loss)              (176,773)    (138,663)    (108,974)  (3,045,158)  (1,436,480)    (184,859)    (242,220)    (451,490)
Basic and diluted
     loss pershare                (0.01)       (0.01)       (0.01)       (0.17)       (0.14)       (0.01)       (0.02)       (0.03)
Dividends per share                 Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
BALANCE SHEET:
Working capital               1,054,250    1,273,872    1,590,949    1,875,047    2,258,962    2,295,119    2,573,303    2,812,290
Total assets                  2,151,926    2,300,417    2,337,830    2,464,670    5,450,179    6,222,605    5,277,424    5,244,216
Total long-term liabilities         Nil       Nil             Nil          Nil          Nil          Nil          Nil          Nil
                            --------------------------------------------------  --------------------------------------------------

RESULTS OF OPERATIONS

During the 2005 fiscal year, the Company incurred a loss of $3,469,568, ($0.19 per share), an increase in loss of $1,154,519, compared to a loss of $2,315,049 ($0.14 per share) for the 2004 fiscal year. The increase in loss in fiscal 2005 is attributed to the $2,926,030 write-off of mineral resource interests (2004 - $1,355,052) and partially offset by the reduction in the stock-based compensation recorded in fiscal 2005 compared to fiscal 2004. In fiscal 2005, the Company recorded stock-based compensation of $141,084 for stock options granted compared to $417,441 in Fiscal 2004.

Excluding stock-based compensation, expenses decreased by $83,060, from $505,107 in 2004 to $422,047 in 2005. Specific expenses of note are as follows:

- During 2005, the Company recorded general exploration costs of $61,047, of which $25,980 was for costs incurred in the beginning of fiscal 2005 for the completion of exploration and related costs on the Jimenez del Teul and Gran Cabrera prospects in Mexico, which had been written off at the end of the 2004 fiscal year, and $35,067 for costs relating to review of potential property interests.

- Legal fees decreased by $19,166, from $27,490 during 2004 to $8,324 during 2005. In 2004, the Company incurred fees for legal services in the preparation of and on-going dealings with the Company's Form 20-F registration statement.

- Office expenses decreased by $25,995, from $49,401 during 2004 to $23,406 during 2005. During 2004, the Company incurred significant costs for supplies and office furnishings.

- Salaries and benefits have increased slightly by $2,665, from $27,197 during 2004 to $29,862 during 2005. During 2005, the Company recovered $17,800 (2004 - $16,125) of salary costs through a shared administration arrangement with two public companies with common directors.

- Shareholder costs have decreased by $14,219, from $21,774 during 2004 to $7,555 during 2005. In 2004, the Company had engaged a communications firm to disseminate news releases in Europe. In 2005, all news releases were disseminated by the Company.

- Travel and related costs have decreased by $60,939, from $127,001 during 2004 to $66,062 during 2005. In 2004, the Company incurred costs relating to trips made to Europe to increase market awareness, raise financing and corporate development.

- Corporate development decreased by $28,811, from $35,603 during 2004 to $6,792 during 2005. In 2004, the Company spent $24,167 on advertising and promotion.

- Investor relations expense have increased by $8,500 from $27,250 during 2004 to $35,750 during 2005. Mr. Nick Nicolaas is currently paid a monthly fee of $3,000.

In fiscal 2005, the Company recorded $141,084 stock-based compensation expense relating to the granting of 1,151,600 stock options. In fiscal 2004, the Company recorded an expense of $417,441 on 763,000 options granted.

During 2005, the Company reported $39,837 interest and other income compared to $41,932 in 2004. The interest income was generated from a short-term deposit held with an established financial institution, and decreased due to lower levels of funds held in 2005 compared to 2004. In addition, during 2005 the Company received miscellaneous rent of $7,235 from the rental of its condominium in Peru.

During 2005, the Company incurred $851,469 on acquisition costs and exploration activities on its mineral resource interests. In aggregate, the Company spent $718,743 on La Trini, $95,867 on Cinco Minas and $36,859 on Sala. See "Exploration Projects Update".

FINANCIAL CONDITION / CAPITAL RESOURCES

As at December 31, 2005, the Company had working capital of $1,054,250. In April 2006, the Company announced that it had agreed to conduct a private placement of up to 6.6 million units to raise $4.0 million. If completed, the Company will have sufficient financial resources to undertake all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

CONTRACTUAL COMMITMENTS

The Company has no contractual commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements

PROPOSED TRANSACTIONS

The Company does not have any proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2005.

CHANGES IN ACCOUNTING PRINCIPLES

The Company did not have any changes in accounting principles for the 2005 fiscal year.

TRANSACTIONS WITH RELATED PARTIES

During fiscal 2005, the Company:

         i) incurred $79,000 to Mr. David Henstridge, a director and the President of the Company, for his services as the Company's President;
         ii) incurred $23,745 for accounting and administrative services and $4,500 for office rent to Chase, a private corporation owned by Mr. Nick DeMare, a director of the Company;
         iii) incurred $1,650 for consulting services provided by DNG Capital Corp., a private corporation owned by Mr. DeMare; and
         iv) received $7,235 other income from Tinka Resources Limited ("Tinka"), for rental of its condominium in Peru, and was reimbursed $17,800 from Tinka and Mawson Resources Limited ("Mawson") for shared office personnel. Tinka and Mawson are public companies with certain directors in common.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's material mineral properties are located in Mexico and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. The Company updates its website (WWW.TUMIRESOURCES.COM) on a continuous basis. Effective December 1, 2002, the Company retained Mr. Nick Nicolaas to provide market awareness and investor relations activities. Mr. Nicolaas is paid a monthly fee of $3,000 and may be cancelled by either party on 15 days notice. During fiscal 2005, the Company paid $35,750 (2004 - $27,250) to Mr. Nicolaas.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares with no par value. As at April 21, 2006, there were 18,569,202 outstanding common shares and 1,699,600 stock options outstanding and exercisable with exercise prices ranging from $0.30 to $0.50 per share and expiring between April 8, 2008 and January 16, 2009.

                 FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS



I, David Henstridge, President & Chief Executive Officer of Tumi Resources Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tumi Resources Limited (the Issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I, are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

         (c) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the Issuer to disclose in the annual MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date:    April 21, 2006


/s/ DAVID HENSTRIDGE
-----------------------------------
David Henstridge,
President & Chief Executive Officer

                 FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS



I, David Henstridge, President & Chief Executive Officer of Tumi Resources Limited, and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tumi Resources Limited (the Issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I, are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

         (c) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the Issuer to disclose in the annual MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date:    April 21, 2006


/s/ DAVID HENSTRIDGE
-----------------------------------
David Henstridge,
President & Chief Executive Officer